Mayer Brown LLP
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September 25, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Amanda Ravitz
J. Nolan McWilliams

Re:	USAA Acceptance, LLC
Registration Statement on Form S-3
Filed April 24, 2009
File No. 333-15874

          On behalf of USAA Acceptance, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 20, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on April 24, 2009.

          The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. Please note that the page references refer to the marked copy of the form of prospectus supplement. Unless otherwise noted, the use of “we”, “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

          Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

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U.S. Securities and Exchange Commission
September 25, 2009
Page 2

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current or timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

The Depositor and several issuing entities established by the Depositor were not timely with certain Exchange Act reporting due in December 2008, as fully described in our letter to Amy Starr, Esq., Office of the Chief Counsel of the Securities and Exchange Commission, dated April 10, 2009. The Depositor was granted a waiver with respect to compliance with the requirements set forth in General Instructions I.A.3(b) and I.A.4 of Form S-3 by Ms. Starr in April 2009. Other than the foregoing, we confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Attached as Exhibit A to this letter is a list of affiliates of the depositor that have offered a class of asset-backed securities involving auto loans, together with their respective CIK codes.

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. All finalized agreements should be filed no later than four business days from the closing date of each takedown. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file the material agreements within four business days of each takedown.

Response

We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. We also confirm that we will file the material agreements within four business days from the closing date of each takedown.

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U.S. Securities and Exchange Commission
September 25, 2009
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3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

4.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

5.

Please confirm that there are no delinquent assets in the pool. Otherwise, if any assets included in the pool are over thirty days delinquent, provide delinquency information for the pool. Refer to Items 1100(b) and 1111(c) of Regulation AB.

Response

We confirm that there will be no assets in the pool that are over thirty days delinquent. If any assets included in the pool are over thirty days delinquent, we will provide delinquency information for the pool in accordance with Items 1100(b) and 1111(c) of Regulation AB.

Prospectus Supplement Cover Page

6.	Please revise to define the term “eligible collateral” as defined pursuant to TALF, and describe the basis for your belief that the offered notes meet these criteria.

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U.S. Securities and Exchange Commission
September 25, 2009
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Response

We have revised the cover page of the prospectus supplement to define the term “eligible collateral” as defined pursuant to TALF. Because of the complexity of the determination that a security will constitute “eligible collateral” under TALF, rather than describing the basis for our belief that the notes meet the criteria on the cover page of the prospectus supplement, we have added language under “Term Asset-Backed Securities Loan Facility Considerations” on page S-14 briefly describing the characteristics of the Class A Notes that qualify the Class A Notes as “eligible collateral.” We further refer potential investors to “TALF Considerations”, which begins on page S-59, for a more detailed discussion of the reasons why the Class A Notes will be “eligible collateral” as defined pursuant to TALF.

7.

In this regard, please clarify which notes will be eligible collateral by using a consistently defined term. We note that “offered notes,” “notes,” and “notes (other than any notes then retained by the depositor or conveyed to an affiliate of the depositor)” are used interchangeably to refer to the notes that are TALF eligible.

Response

We have revised the cover page and the prospectus supplement generally to clarify that the Class A Notes will be “eligible collateral” under TALF. We now consistently refer to the Class A Notes as the notes that are TALF eligible.

Summary of the Terms of the Notes, page S-5

8.

Revise your discussion under “Term Asset-Backed Securities” on page S-14 to provide a very brief description of the material requirements the notes must meet to qualify as “eligible collateral” under TALF.

Response

We have revised our discussion under “Term Asset-Backed Securities Loan Facility Considerations” on page S-14 to provide a very brief description of the material requirements the notes must meet to qualify as “eligible collateral” under TALF.

Statistical Information, page S-11

9.	Please confirm that the variance between the pool information as of the statistical cut-off date and the cut-off date will not exceed five percent or you will file a

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U.S. Securities and Exchange Commission
September 25, 2009
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Form 8-K to disclose the variance. We note your disclosure in the carryover paragraph on page S-12.

Response

We confirm that the variance between the pool information as of the statistical cut-off date and the cut-off date will not exceed five percent or we will file a Form 8-K to disclose the variance.

Risk Factors, page S-15

[Loss of TALF Eligibility or the Lack of Availability of a TALF Loan . . . . page S-22

10.	Please revise to explain what a “collateral haircut” is and discuss any risk of loss as a result of the collateral haircut.

Response

We have added language under “Risk Factors — Loss of TALF Eligibility, the Requirements of the TALF Program or the Lack of Availability of a TALF Loan May Adversely Affect Your Financing Options and the Liquidity and Market Value of Your Notes” on page S-26, to explain the “collateral haircut” under TALF and to discuss the risk of loss as a result of the collateral haircut. Additionally, we have added language under “TALF Considerations—Defaults on TALF Loans” on page S-59 discussing the risk of loss as a result of the collateral haircut.

11.

Please describe any circumstances which would cause the offered notes to lose their classification as “eligible collateral” as defined by TALF. Your risk factor discussion should also include a discussion of the risks associated with TALF regulations relating to creditworthiness, maturity limits, and deadlines for TALF funding. Also, please disclose any risks because the loans are non-recourse loans. Revise here and on page S-53 to disclose that the offered notes must be pledged as collateral to the FRBNY at the time of the loan subscription.

Response

We have added language on pages S-24 through S-29 to describe the circumstances which would cause the TALF Eligible Notes to lose their classification as “eligible collateral” under TALF, to discuss the risks associated with TALF regulations relating to creditworthiness, maturity limits, and deadlines for TALF Funding, and to disclose risks due to the nature of the loans, which may be limited recourse in the circumstances described. In addition, we have added language on pages S-26 and S-61 to disclose that the TALF Eligible Notes must

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U.S. Securities and Exchange Commission
September 25, 2009
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be pledged as collateral to the FRBNY at the time of the TALF loan settlement date.

12.

In this regard, please revise to disclose that a downgrade in the credit rating of the offered notes would prevent those notes from being used as collateral for additional TALF loans. Further revise to add a risk factor discussing risks related to the current economic climate, the U.S. automotive industry, and USAA Federal Savings Bank specifically, which might cause the ratings to be downgraded.

Response

We have added language on pages S-24 and S-25 to disclose that a downgrade in the credit rating of the offered notes would prevent those notes from being used as collateral of additional TALF loans. In addition, we have added language on those pages, discussing risks related to the current economic climate, the U.S. automotive industry, and USAA Federal Savings Bank specifically, which might cause the ratings to be downgraded.

13.

Please add additional disclosure regarding any risks because the FRBNY will enforce its rights in the collateral and sell the collateral to a special purpose vehicle established to manage such assets in the event that the borrower does not repay the loan.

Response

We have added language under “Risk Factors — Loss of TALF Eligibility, the Requirements of the TALF Program or the Lack of Availability of a TALF Loan May Adversely Affect Your Financing Options and the Liquidity and Market Value of Your Notes — TALF Borrowers have Restrictions on their Voting Power and Consent and Waiver Rights and the FRBNY May Enforce its Rights in Collateral Pledged for your TALF Loan and Sell Your Class A Notes” on pages S-27 and S-28 and “TALF Considerations ― Defaults on TALF Loans” on page S-59 to disclose the risk that the FRBNY may enforce its rights in the collateral and sell the collateral to a special purpose vehicle established to manage such assets in the event that the borrower does not repay the loan.

[TALF Considerations, page S-53

14.	Please revise the last sentence of the second paragraph to include the web address to TALF materials available on the FRBNY website.

Mayer Brown LLP

U.S. Securities and Exchange Commission
September 25, 2009
Page 7

Response

We have revised the last sentence of the second paragraph under “TALF Considerations” on page S-59 to include the web address to TALF materials available on the FRBNY website.

15.	Please revise the second bullet point under “As of the Cut-Off Date” to clarify, if true, that there are no exposures to cash-backed ABS or synthetic ABS.

Response

We have added a bullet point under “As of the Cut-off Date” on page S-60 to make clear that there are no exposures to cash-backed ABS or synthetic ABS.

16.

Please revise your disclosure in the first bullet point following “On the closing date . . .” to state, if true, that each class of offered notes will not have received a credit rating below the highest investment grade-rating category from a major nationally recognized statistical rating organization. Also, please revise the discussion on page S-54 regarding actions to be taken prior to closing to include disclosure regarding final credit rating letters.

Response

We have revised our disclosure in the bullet point under “On the closing date . . .” on page S-60 to state that none of the TALF Eligible Notes will have received a credit rating below the highest investment-grade rating category form any of S&P, Moody’s or Fitch. In addition, we have added language on page S-61 regarding submission of the final credit rating letters to the FRBNY on the TALF loan settlement date.

Appendix A

17.

Please revise the bullet points under paragraph 2 to add the determination that the securities will be cleared through The Depository Trust Company. Also, revise the last sentence of the second bullet point to state “The average life is less than or equal to five years.”

Response

We have revised Appendix A to include an additional bullet point stating that the securities are cleared through The Depository Trust Company. In addition, we have revised the last sentence of the second bullet point to state “The average life is less than or equal to five years.”

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U.S. Securities and Exchange Commission
September 25, 2009
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18.	Please confirm that the final signed certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Response

We confirm that the final signed certification will be disclosed in the final Rule 424(b) prospectus, or filed simultaneously with or prior to the final prospectus.

Signatures

19.	Please revise to include the signature of your principal executive officer in his individual capacity. Refer to Instruction 1 to Signatures on Form S-3.

Response

We have revised the signatures page to include the signature of the registrant’s principal executive officer in his individual capacity. Please see the signatures page of the Registration Statement.

          If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin at (312) 701-7373 or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc: Michael J. Broker

EXHIBIT A

List of Affiliates and CIK Codes

Affiliate	CIK Code
USAA Auto Owner Trust 2003-1	0001255335
USAA Auto Owner Trust 2004-2	0001297610
USAA Auto Owner Trust 2004-3	0001308594
USAA Auto Owner Trust 2005-1	0001320508
USAA Auto Owner Trust 2005-2	0001330665
USAA Auto Owner Trust 2005-3	0001341698
USAA Auto Owner Trust 2005-4	0001344851
USAA Auto Owner Trust 2006-1	0001353240
USAA Auto Owner Trust 2006-2	0001361602
USAA Auto Owner Trust 2006-3	0001371292
USAA Auto Owner Trust 2006-4	0001379569
USAA Auto Owner Trust 2007-1	0001394358
USAA Auto Owner Trust 2007-2	0001412986
USAA Auto Owner Trust 2008-1	0001419243
USAA Auto Owner Trust 2008-2	0001430685
USAA Auto Owner Trust 2008-3	0001439226
USAA Auto Owner Trust 2009-1	0001461799

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).